UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No: 1)

Receptos, Inc.

(Name of lssuer)

Common Stock; $0.001 par value

(Title of Class of Securities)

756207106 (CUSIP Number) May 14, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]    Rule 13d-l (b)
[ ]     Rule 13d-l (c)
[x]     Rule 13d-l (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.     Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Eli Lilly and Company
35-0470950

This Schedule 13G/A is being filed to amend the original Schedule filed by Lilly Ventures Fund I LLC (LVFI) and S. Edward Torres on May 17, 2013. This amendment corrects the following items in the initial filing:

•Filing rule changed from Rule 13d-1(c) to Rule 13d-1(d) because Eli Lilly and Company, LVFI, and
Ed Torres acquired their ownership interests prior to Receptos' IPO;
•Eli Lilly and Company added as a member of the group; and
•Item 4 with respect to Ownership has been updated to include new group member.

2.     Check the Appropriate Box if a Member of a Group
(a)_(b)x

3.     SEC Use Only

4.     Citizenship or Place of Organization

Indiana

Number of shares beneficially owned by each reporting person with:

5.     Sole Voting Power: 0

6.    Shared Voting Power: 2,081,210

7.     Sole Dispositive Power: 0

8.     Shared Dispositive Power:    2,081,210

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

2,081,210

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
[ ]

11.     Percent of Class Represented by Amount in Row (9)

11.8%

12.     Type of Reporting Person
CO

1.     Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Lilly Ventures Fund I, LLC
26-4769290

This Schedule 13G/A is being filed to amend the original Schedule filed by Lilly Ventures Fund I LLC (LVFI) and S. Edward Torres on May 17, 2013. This amendment corrects the following items in the initial filing:

•Filing rule changed from Rule 13d-1(c) to Rule 13d-1(d) because Eli Lilly and Company, LVFI, and
Ed Torres acquired their ownership interests prior to Receptos' IPO;
•Eli Lilly and Company added as a member of the group; and
•Item 4 with respect to Ownership has been updated to include new group member.

2.     Check the Appropriate Box if a Member of a Group
(a)_(b)x

3.     SEC Use Only

4.     Citizenship or Place of Organization

Delaware

Number of shares beneficially owned by each reporting person with:

5.     Sole Voting Power: 0

6.    Shared Voting Power: 2,081,210

7.     Sole Dispositive Power: 0

8.     Shared Dispositive Power:    2,081,210

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

2,081,210

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
[ ]

11.     Percent of Class Represented by Amount in Row (9)

11.8%

12.     Type of Reporting Person

OO

1.     Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

S. Edward Torres

This Schedule 13G/A is being filed to amend the original Schedule filed by Lilly Ventures Fund I LLC (LVFI) and S. Edward Torres on May 17, 2013. This amendment corrects the following items in the initial filing:

•Filing rule changed from Rule 13d-1(c) to Rule 13d-1(d) because Eli Lilly and Company, LVFI, and
Ed Torres acquired their ownership interests prior to Receptos' IPO;
•Eli Lilly and Company added as a member of the group; and
•Item 4 with respect to Ownership has been updated to include new group member.

2.     Check the Appropriate Box if a Member of a Group
(a)_(b)x

3.     SEC Use Only

4.     Citizenship or Place of Organization

United States of America

Number of shares beneficially owned by each reporting person with:

5.     Sole Voting Power: 0

6.    Shared Voting Power: 2,081,210

7.     Sole Dispositive Power: 0

8.     Shared Dispositive Power:    2,081,210

9.     Aggregate Amount Beneficially Owned by Each Reporting Person

2,081,210

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

[ ]

11.     Percent of Class Represented by Amount in Row (9)

11.8%

12.     Type of Reporting Person

IN

Item l(a)     Name of Issuer

Receptos, Inc.

Item l(b)     Address of Issuer's Principal Executive Offices

10835 Road to the Cure, Suite 205
San Diego, California 92121

Item 2(a)     Name of Person Filing

This Statement is filed on behalf of:

Eli Lilly and Company, an Indiana corporation;
Lilly Ventures Fund I, LLC, a Delaware corporation; and
S. Edward Torres. Mr. Torres is a non-managing member of Lilly Ventures Fund I, LLC.
Item 2(b)     Address of Principal Business Office, or if none, Residence

Eli Lilly and Company, Lilly Corporate Center, Indianapolis, IN 46285.
Lilly Ventures Fund I, LLC, 115 West Washington Street, Suite 1680-South, Indianapolis, IN 46204.
S. Edward Torres, 115 West Washington Street, Suite 1680-South, Indianapolis, IN 46204.

Item 2(c)     Citizenship

Eli Lilly and Company is an Indiana corporation. Lilly Ventures Fund I, LLC is a Delaware limited liability company. Mr. Torres is a United States citizen.

Item 2(d)     Title of Class of Securities

Common Stock, par value $0.001 par value

Item 2(e)     CUSIP Number

756207106

Item 3.	Filing pursuant to Rules 13d-l(b) or 13d-2(b) or (c)
Not Applicable

Item 4.     Ownership

This Schedule 13G/A shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act or for other purposes, the beneficial owner of any Common Stock disclosed on this Schedule 13G/A.

(a)     Amount Beneficially Owned:

As of the date hereof, Lilly Ventures Fund I, LLC (“the Fund”) and Eli Lilly and Company ("Lilly") own beneficially and of record 2,081,210 shares of Common Stock of Receptos, Inc. Mr. Torres is a non-managing member of the Fund and therefore may be deemed to beneficially own the shares beneficially owned by the Fund.

Mr. Torres disclaims beneficial ownership of the shares held of record by the Fund, except to the extent of his pecuniary interest therein.

Lilly, as sole Managing Member of the Fund, and pursuant to provisions of the Limited Liability Company Agreement of the Fund, has voting authority with respect to shares owned by the Fund.

(b)     Percent of Class:

Lilly Ventures Fund I, LLC, Mr. Torres, and Eli Lilly and Company may each be deemed to beneficially own 11.8% of the Common Stock of Receptos, Inc.

(c)     Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
a.     Lilly Ventures Fund I, LLC: 0;
b.    S. Edward Torres: 0; and
c.    Eli Lilly and Company: 0.
(ii)     shared power to vote or to direct the vote:
a.     Lilly Ventures Fund I, LLC: 2,081,210;
b.    S. Edward Torres: 2,081,210; and
c.    Eli Lilly and Company: 2,081,210.
(iii)     sole power to dispose or to direct the disposition of:
a.     Lilly Ventures Fund I, LLC: 0;
b.    S. Edward Torres: 0; and
c.    Eli Lilly and Company: 0.
(iv)     shared power to dispose or to direct the disposition of:
a.     Lilly Ventures Fund I, LLC: 2,081,210;
b.    S. Edward Torres: 2,081,210; and
c.    Eli Lilly and Company: 2,081,210.

Item 5.     Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company

Not Applicable

Item 8.     Identification and Classification of Members of the Group

Not Applicable

Item 9.     Notice of Dissolution of Group

Not Applicable

Item 10.     Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     November 21, 2013
ELI LILLY AND COMPANY
By:     /s/ Jamie E. Haney
Name: Jamie E. Haney
Title: Assistant Secretary

LILLY VENTURES FUND I, LLC
By:     /s/ Jamie E. Haney
Name: Jamie E. Haney
Title: Authorized Person

S. EDWARD TORRES
By:     /s/ Jamie E. Haney
Name: Jamie E. Haney
Title: Authorized Person

This filing is made voluntarily and should not be construed as an admission that the reporting persons are subject to reporting requirements under Section 13 of the Securities Exchange Act of 1934.